

DIVISION OF
CORPORATION FINANCE

July 21, 2009

Mr. Damian O'Hara
President
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

      Re: **Northern Minerals, Inc.**
              Item 4.01 Form 8-K
              Filed July 2, 2009
              File No. 333-144840

Dear Mr. O'Hara:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                Sincerely,

                Brad Skinner
                Senior Assistant Chief Accountant